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ANNUAL AUDITED REPORT SEC
FORM X-17A-5
PART III

Mail Processing Section

FEB 28 2012

Washington DC

SEC FILE NUMBER
8- 5 2 6 9 9

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011   AND ENDING 12/31/2011
                    /MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Employee Benefits Investment Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 W. Causeway Approach
(No. and Street)

Mandeville   LA   70448
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur Tronldso   985 624-2246
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Colette M. Corliss, CPA, P.A.
(Name – if individual, state last, first, middle name)

1901 N First St #203 Jacksonville Beach, FL 32250
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _ARTHUR TRONCOSO_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _EMPLOYEE BENEFITS INVESTMENT GROUP, INC._ , as of _FEBRUARY 27_ , 20_12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DEBORAH B. NEWMAN
NOTARY PUBLIC - ID # 83431
Parish of St. Tammany, State of Louisiana
My Commission is issued for life

Deborah B. Newman
Notary Public

_____
Signature

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

Financial Report

December 31, 2011

Colette M. Corliss, CPA, P.A.
Certified Public Accountant
1901 North First Street # 203
Jacksonville Beach, Florida 32250

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

CONTENTS

Colette M. Corliss, CPA, P.A.
Certified Public Accountant

CMC   Colette M. Corliss, CPA, P.A.

1901 North First Street # 203
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Director
Employee Benefits Investment Group, Inc.
Mandeville, Louisiana

I have audited the balance sheet of Employee Benefits Investment Group, Inc. (the Company) as of December 31, 2011, and the related statements of income, cash flows and changes in shareholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Employee Benefits Investment Group, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not required for the Company) is presented for purposes on additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 24, 2012

Employee Benefits Investment Group, Inc.

Balance Sheet
at December 31, 2011

	2011
ASSETS	
Current Assets	
Cash in bank	$40,432
Accounts receivable	4,244
Total Current Assets	44,676
Fixed Assets	
Furniture and equipment	9,825
Accumulated depreciation	(9,825)
Total fixed assets	-
Other Assets	
Prepaid expense and deposits	535
Total Assets	$45,211
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilitiies	
Payroll taxes payable	$1,254
Commissions and other payables	3,166
Total current liabilities	4,420
Shareholders Equity	
Common stock, no par value	
10,000 shares authorized, issued and outstanding	29,776
Additional paid in capital	
Retained Earnings	11,015
Total Shareholders' Equity	40,791
Total Liabilities and Shareholders' Equity	$45,211

See accompanying notes and independent auditor's report.

Employee Benefits Investment Group, Inc.

Statement of Income and Retained Earnings
For the Year Ended December 31, 2011

		2011
Income		
Commissions and fees	$	162,788
Cost of sales: Comission expense		80,760
Gross profit		82,029
Expenses		
Salaries and payroll taxes - officer and staff		16,113
Continuing education		752
Contributions and gifts		1,367
Dues & subscriptions		6,502
Equipment lease		-
Insurance		4,245
Accounting and financial audit		4,586
Licenses		1,263
Meals and travel		13,532
Postage and mailing		474
Printing		73
Regulatory fees		885
Rent - office		6,420
Repairs and maintenance		202
Software license & usage		900
Supplies and office expense		3,659
Telephone and communications		5,230
Total operating expenses		66,204
Net Income	$	15,825
Retained Earnings - Beginning of Year	$	(810)
Distribution to shareholder		(4,000)
Retained Earnings - End of Year	$	11,015

Employee Benefits Investment Group, Inc.

Statement Of Cash Flows
For the Year Ended December 31, 2011

	2011
Cash Flows from Operating Activities	
Net income	$15,825
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	(0)
(Increase) decrease in accounts receivable	1,012
(Decrease) increase in accounts payable	977
Net cash provided (used) by operating activities	17,279
Cash Flows from Investing Activities	
Purchases of equipment	0
Net cash provided (used) by investing activities	0
Cash Flows from Financing Activities:	
Distribution to shareholder	(4,000)
Net cash provided (used) by financing activities	(4,000)
Increase in cash	13,279
Cash and cash equivalents at beginning of year	27,153
Cash and cash equivalents at end of year	$40,432
Supplemental Disclosure Of Cash Payments Made For:	
Interest paid	$ -

See accompanying notes and independent auditor's report.

Employee Benefits Investment Group, Inc.

Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2011

	Common Stock		Paid-in	Retained	Shareholders'
	# Shares	Amount	Capital	Earnings	equity
Balances at					
January 1, 2011	10,000	$ 29,776		$ (810)	$ 28,966
Net income				15,825	15,825
Purchases of					
common shares			-	-	-
Sub total			-	15,015	44,791
Distribution to					
shareholder				(4,000)	(4,000)
Balance at December 31, 2011	10,000	$ 29,776	$ -	$ 11,015	$ 40,791

Note 1 – Organization and Nature of Business

Employee Benefits Investment Group, Inc. (EBIG) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was incorporated under the laws of the State of Florida in on April 20, 2000 and is licensed to do business in Florida and sixteen other states. The Company became a Louisiana Corporation in 2010. EBIG's customer base mainly is comprised of civil service and military personnel. The company does not carry security accounts for customers or perform custodial functions relating to customer securities at this time.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The computation of net capital was prepared using allowable assets and aggregate indebtedness concepts as prescribed by the Securities and Exchange Commission Uniform Net Capital rule.

Concentrations of Credit Risk

Concentrations of risk with respect to sales income were moderately low in 2011. The Company's customer base during the year and the customers' dispersion across stable industries lessened the risk. Employee Benefits Investment Group, Inc. receives payment from large established mutual fund firms and credit worthy insurance companies within fifteen days after customer contracts are executed. Therefore, outstanding receivables were settled during the following month.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

Property and Equipment

Property and equipment items are stated at the lower of cost or fair value on the date usage began. Expenditures for maintenance and repairs are charged to expense as incurred. Improvements that extend the useful life of property and equipment are capitalized. Depreciation is computed using straight-line methods over useful lives of five years for furniture, fixtures, and equipment.

Income Taxes

Employee Benefits Investment Group, Inc. is a Sub-chapter S corporation; therefore there is no provision for income taxes. Income is passed through to the shareholder and taxes are paid at the appropriate individual taxpayer rates.

Statement of Cash Flows

For purposes of the Statement of Cash flows, the Company has defined cash equivalents as highly liquid investments, with original matures of less than ninety days that are not held for sale in the ordinary course of business.

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Note 3 – Commissions Receivable/Payable

Amounts receivable for commissions to EBIG and commissions payable to EGIB representatives at December 31, 2011, consist of the following:

	Receivable	Payable
Fees and commissions	$4,244	$2,971

Note 4 - Schedule of Fixed Assets and Accumulated Depreciation

Property and equipment are summarized by major classifications as follows:

	2011
Furniture and equipment	$6,639
Office equipment	3,186
Total property and equipment	9,825
Less accumulated depreciation	(9,825)
	$0

Note 5 - Leasing Arrangements

The Company conducted its operations from the same leased facilities from 2005 through April of 2010. The Company moved to Mandeville, Louisiana, leasing an office through the end of the year, 2011, after which it began leasing month by month. Actual net rent expense for 2011 was $6,420.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness (AI) to net capital, both as defined, shall not exceed fifteen to one during the second year and each succeeding year in business. The Company's AI ratio to net capital was .11 to 1.00, or $34,791 in excess of that requirement. At December 31, 2011, the Company had net capital of $40,791 which was $35,791 in excess of the required net capital of $5,000.

Note 7 – Reconciliation of Net Capital to the FOCUS report

A reconciliation of the computation of Net Capital under Rule 15c3-3 between the audited financial statements and the required and submitted fourth quarter unaudited FOCUS report was performed. The audited computation was equal to the unaudited computation on the FOCUS. The audited computation is presented in the supplementary information in Schedule I.

Note 8 – Exemption from rule 15c3-3

As explained in the independent auditor's report on Internal Control, the Company is claiming an Exemption from SEC Rule 15c3-3. Therefore, the schedules usually required with the audit report have not been included (i.e.: Schedules II & III), as they are not applicable to the Company's operations. Schedule IV has been omitted because the Company does not trade on any Commodity Exchanges.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities and Exchange Act of 1934

As of December 31, 2011

Employee Benefits Investment Group, Inc.

**Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission**

as of December 31, 2011

		2011
Total shareholders' equity		$40,791
Deduct shareholders' equity not allowable for net capital		0
Total shareholders' equity qualified for net capital		40,791
Deductions for nonallowable assets:		
Furniture and equipment	-	
Other assets	0	
		0
Net Capital		**$40,791**
Aggregate indebtedness (AI)		
Current liabilities		4,420
Total aggregate indebtedness		$4,420
Computation of basic net capital requirement, greater of:		
1] Minimum net capital required (=AI * $6\,^{2/3}$%) :		
Company		$295
2] Minimum net capital requirement of reporting broker		$5,000
Excess net capital		$35,791
Excess net capital at 1,000% of AI		$34,791
Ratio: Aggregate indebtedness to net capital		**10.84%**
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2011)		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$40,791
Audit adjustment to record accounts receivable - to extent of commissions payable		3,166
Audit adjustment to record accrued commissions payable		0
Net capital computed above		$43,957

 **Colette M. Corliss, CPA, P.A.**

1901 North First Street # 203
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Director
Employee Benefits Investment Group, Inc.
Mandeville, Louisiana

In planning and performing my audit of the financial statements of Employee Benefits Investment Group, Inc. (the Company) for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additions objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 24, 2012

Member of the Florida Institute of Certified Public Accountants
Member of the National Association of Certified Valuation Analysts

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